Filed Pursuant to Rule 433

Registration Statement No. 333-262548

PRESS RELEASE	FOR IMMEDIATE RELEASE

July 6, 2023

Chile Announces Pricing Terms for its U.S. Dollar-Denominated and Euro-Denominated Exchange Offers

Santiago, Chile: Today, the Republic of Chile (“Chile”) announced the pricing terms in connection with its (i) exchange offers for U.S. dollar-denominated notes announced on June 27, 2023 (the “USD Invitation”), and (ii) exchange offer for Euro-denominated notes announced on June 28, 2023 (the “Euro Invitation” and, together with the USD Invitation, the “Invitations”), all as described below. Capitalized terms used and not defined herein shall have the meaning assigned to them in the USD invitation materials or the Euro invitation materials, as applicable.

Pursuant to the USD Invitation, Chile invited holders of the notes set forth in the second table below (the “USD Eligible Notes”), subject to certain conditions set forth in the USD invitation materials, to tender USD Eligible Notes in exchange for additional 4.950% Notes due 2036 (the “2036 Notes”) and 5.330% Notes due 2054 (the “2054 Notes” and, together with the 2036 Notes, the “USD New Notes”). Subject to proration, holders that validly tender USD Eligible Notes will receive in exchange for each US$1,000 principal amount of USD Eligible Notes accepted for exchange, the USD New Notes applicable to the relevant Group having a principal amount equal to US$1,000 multiplied by the relevant Exchange Ratio (rounded down to the nearest multiple of US$1.00).

Today, Chile announced the Exchange Ratio for each series of USD Eligible Notes based on its determination of the Eligible Notes Applicable Yield and the New Notes Applicable Yield applicable to each series of USD Eligible Notes and USD New Notes, respectively, as set forth in the tables below.

USD New Notes

USD New Notes	New Notes Reference Treasury	Spotted New Notes Reference Treasury Yield*	New Notes Spread (in basis points)	New Notes Applicable Yield	Re-Opening Price**	New Notes Present Value***
2036 Notes	3.375% due May 15, 2033	4.037%	+123	5.267%	$971.26	$972.22
2054 Notes	3.625% due February 15, 2053	3.994%	+148	5.474%	$978.75	$979.79

USD Eligible Notes

Group A Notes in Exchange for 2036 Notes	Eligible Notes Reference Treasury	Spotted Reference UST Yield*	Eligible Notes Spread (in basis points)	Eligible Notes Applicable Yield	Exchange Price**	Eligible Notes Present Value***	Exchange Ratio****
3.125% Notes due 2025	4.250% due 5/31/2025	4.591%	+0	4.591%	$976.13	$985.24	1.013392
3.125% Notes due 2026	4.125% due 06/15/2026	4.752%	+20	4.952%	$957.12	$971.96	0.999733
3.240% Notes due 2028	3.625% due 05/31/2028	4.388%	+50	4.888%	$933.25	$947.29	0.974358
2.450% Notes due 2031	3.375% due 05/15/2033	4.037%	+65	4.687%	$859.11	$870.14	0.895003

Group A Notes in Exchange for 2054 Notes	Eligible Notes Reference Treasury	Spotted Reference UST Yield*	Eligible Notes Spread (in basis points)	Eligible Notes Applicable Yield	Exchange Price**	Eligible Notes Present Value***	Exchange Ratio****
3.125% Notes due 2025	4.250% due 05/31/2025	4.591%	+0	4.591%	$976.13	$985.24	1.005562
3.125% Notes due 2026	4.125% due 06/15/2026	4.752%	+20	4.952%	$957.12	$971.96	0.992008
3.240% Notes due 2028	3.625% due 05/31/2028	4.388%	+50	4.888%	$933.25	$947.29	0.966830
2.450% Notes due 2031	3.375% due 05/15/2033	4.037%	+65	4.687%	$859.11	$870.14	0.888088

Group B Notes in Exchange for 2054 Notes	Eligible Notes Reference Treasury	Spotted Reference UST Yield*	Eligible Notes Spread (in basis points)	Eligible Notes Applicable Yield	Exchange Price**	Eligible Notes Present Value***	Exchange Ratio****
3.625% Notes due 2042	3.875% due 05/15/2043	4.221%	+110	5.321%	$796.89	$804.14	0.820727
3.860% Notes due 2047	3.625% due 02/15/2053	3.994%	+125	5.244%	$812.48	$814.73	0.831535

*Spotted at or around 10:00 a.m., New York City time, on the date hereof.

**Exclusive of accrued interest.
***Inclusive of accrued interest.
****The ratio of the Eligible Notes Present Value to the New Notes Present Value.

Pursuant to the Euro Invitation, Chile invited holders of the notes set forth in the second table below (the “Euro Eligible Notes” and, together with the USD Eligible Notes, the “Eligible Notes”), subject to certain conditions set forth in the Euro invitation materials, to tender Euro Eligible Notes in exchange for additional 4.125% Notes due 2034 (the “Euro New Notes” and, together with the USD New Notes, the “New Notes”). Subject to proration, holders that validly tender Euro Eligible Notes will receive in exchange for each €1,000 principal amount of Euro Eligible Notes accepted for exchange, Euro New Notes having a principal amount equal to €1,000 multiplied by the relevant Exchange Ratio (rounded down to the nearest multiple of €1.00).

Today, Chile announced the Exchange Ratio for each series of Euro Eligible Notes based on its determination of the Eligible Notes Applicable Yield and the New Notes Applicable Yield applicable to each series of Euro Eligible Notes and Euro New Notes, respectively, as set forth in the tables below.

Euro New Notes

Euro New Notes	New Notes Reference Rate	Spotted Interpolated Mid-Swap Rate*	New Notes Spread (in basis points)	New Notes Applicable Yield	Re-Opening Price**	New Notes Present Value***
2034 Notes	Euro New Notes Interpolated Mid-Swap Rate	3.247%	+128	4.527%	€965.79	€966.58

Euro Eligible Notes

Euro Eligible Notes	Eligible Notes Reference Rate	Spotted Interpolated Mid-Swap Rate*	Eligible Notes Spread (in basis points)	Eligible Notes Applicable Yield	Exchange Price**	Eligible Notes Present Value***	Exchange Ratio****
1.625% Notes due 2025	2025 Notes Interpolated Mid-Swap Rate	4.040%	-45	3.590%	€970.75	€978.01	1.011825
1.750% Notes due 2026	2026 Notes Interpolated Mid-Swap Rate	3.851%	-5	3.801%	€951.39	€959.68	0.992861
1.440% Notes due 2029	2029 Notes Interpolated Mid-Swap Rate	3.388%	+55	3.938%	€877.36	€883.71	0.914265
1.875% Notes due 2030	2030 Notes Interpolated Mid-Swap Rate	3.299%	+60	3.899%	€879.94	€882.30	0.912806

*Spotted at or around 4:00 p.m., Central European Time (“CET”), on the date hereof.

**Exclusive of accrued interest.
***Inclusive of accrued interest.
****The ratio of the Eligible Notes Present Value to the New Notes Present Value.

Each series of USD New Notes, if issued under the USD Invitation, will be consolidated, form a single series, and be fully fungible with the corresponding series of USD New Notes offered by the Republic for cash on June 27, 2023 (the “USD New Notes Offering”). Euro New Notes, if issued under the Euro Invitation, will be consolidated, form a single series, and be fully fungible with the Euro New Notes offered by the Republic for cash on June 28, 2023 (the “Euro New Notes Offering,” and together with the USD New Notes Offering, the “New Notes Offerings”).

The USD Invitation commenced on Tuesday, June 27, 2023, on the terms and subject to the conditions described in the USD invitation materials, and will expire at 5:00 p.m. New York City time on Thursday, July 6, 2023, unless extended or early terminated by Chile in its sole discretion. At or around 8:00 a.m., New York City time, or as soon as possible thereafter, on Friday, July 7, 2023, Chile will announce (i) the expected aggregate principal amount of each series of USD Eligible Notes to be accepted in the USD Invitation (which could be zero for one or more series); (ii) the expected aggregate principal amount of each series of USD New Notes to be issued pursuant to the USD Invitation; and (iii) the expected proration factor for each series of USD Eligible Notes, if any.

The Euro Invitation commenced on Wednesday, June 28, 2023, on the terms and subject to the conditions described in the Euro invitation materials, and will expire at 5:00 p.m. CET on Thursday, July 6, 2023, unless extended or early terminated by Chile in its sole discretion. At or around 8:00 a.m., CET, or as soon as possible thereafter, on Friday, July 7, 2023, Chile will announce (i) the expected aggregate principal amount of each series of Euro Eligible Notes to be accepted in the Euro Invitation (which could be zero for one or more series); (ii) the expected aggregate principal amount of Euro New Notes to be issued pursuant to the Euro Invitation; and (iii) the expected proration factor for each series of Euro Eligible Notes, if any.

Both Invitations’ settlements are expected to take place on Wednesday, July 12, 2023 (the “Expected Settlement Date”).

The respective Exchange Ratios account for any accrued and unpaid interest on the (i) Eligible Notes from and including the immediately previous interest payment date of such Eligible Notes, and (ii) New Notes from and including the original issue date of such Eligible Notes issued for cash, in each case, to and excluding the Expected Settlement Date. Given that the Exchange Ratios account for such accrued and unpaid interest on the (i) Eligible Notes, Chile will not make a separate payment (in cash or otherwise) to holders, and (ii) New Notes, holders will make no separate payment (in cash or otherwise) to Chile, in connection therewith.

In the event either Invitation’s settlement date is delayed, the principal amount of New Notes that holders would be entitled to receive for the Eligible Notes tendered and accepted in either Invitation will not be adjusted; provided that if the settlement date is delayed for more than seven business days from the Expected Settlement Date, the applicable Exchange Ratio will be adjusted to account for any accrued and unpaid interest on the applicable Eligible Notes and applicable New Notes to and excluding the settlement date, as communicated by Chile. The Exchange Ratios do not account for or include interest accrued on and after the Expected Settlement Date on Eligible Notes accepted for exchange, and similarly they do not account for interest accrued but unpaid on the New Notes on and after the Expected Settlement Date.

Chile reserves the right, in its sole discretion, not to accept tenders for, or issue, for any reason, any additional New Notes. The Invitations are being made pursuant to certain prospectus supplements filed by Chile with the SEC.

This announcement is not an offer or a solicitation of offers to exchange or tender any securities. Any offer will be made solely by documents expected to be prepared in connection with the Invitations. The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions. If materials relating to any offer come into your possession, you are required by Chile to inform yourself of and to observe all of these restrictions. The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The Information and Depositary Agent for the Invitations is Global Bondholder Services Corporation. The website for the Invitations is: https://www.gbsc-usa.com/chile/. Any questions concerning the Invitations or requests for copies of the documents may be directed to the Information and Depositary Agent at the contact information provided below.

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (855) 654-2015

Email: contact@gbsc-usa.com

The Dealer Managers for the USD Invitation are:

Credit Agricole Securities (USA) Inc. 1301 Avenue of the Americas, 8th Floor New York, New York 10019 Email: us.liabilitymanagement@ca-cib.com Phone: +1 (866) 807-6030 Attention: Liability Management	HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018 Toll Free: +1 (888) HSBC-4LM Collect: +1 (212) 525-5552 Email: liability.management@hsbcib.com	Santander US Capital Markets LLC 437 Madison Avenue, 7th Floor New York, New York 10022 Email: USDCMLM@santander.us Phone: +1 (212) 940-1442 Attention: Liability Management Team
Scotia Capital (USA) Inc. 250 Vesey St New York, New York 10281 Email: LM@scotiabank.com Phone: +1-833-498-1660 Attention: Liability Management Group		SG Americas Securities, LLC 245 Park Avenue New York, New York 10167 Email: liability.management@sgcib.com Phone: +1 855 851 2108 Attention: Liability Management

The Dealer Managers for the Euro Invitation are:

Crédit Agricole Corporate and Investment Bank

12 place des Etats-Unis

CS 70052

92547 Montrouge Cedex

France

E-mail: Liability.Management@ca-cib.com; us.liabilitymanagement@ca-cib.com

Attention: Liability Management

HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018 Toll Free: +1 (888) HSBC-4LM Collect: +1 (212) 525-5552 Email: liability.management@hsbcib.com

Banco Santander, S.A.

Ciudad Grupo Santander

Avenida de Cantabria s/n

Edificio Encinar, planta baja

28660 Boadilla del Monte

Madrid, Spain

Email: LiabilityManagement@gruposantander.com

Attention: Liability Management

The Bank of Nova Scotia, London Branch 201 Bishopsgate 6th Floor London EC2M 3NS United Kingdom Phone: +1-833-498-1660 Email: LM@scotiabank.com Attention: Liability Management Group		Société Générale Immeuble Basalte 17 Cours Valmy CS50318 92972 Paris La Défense Cedex France Telephone: +33 (0)1 42 13 32 16 Email: liability.management@sgcib.com Attention: Liability Management

Questions regarding the Invitations may also be directed to the Dealer Managers at the above contacts.

Chile has filed a registration statement (including a prospectus) with the SEC for the offering of securities. Before you make any decision related to this communication, you should read the prospectus in that registration statement and other documents that Chile has filed with the SEC for more complete information about Chile and this announcement. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chile or any participating underwriter or dealer will arrange to send you the prospectus or any prospectus supplement in connection herewith if you request it by calling Credit Agricole Securities (USA) Inc., at +1 (866) 807-6030, HSBC Securities (USA) Inc., at +1 (866) 811-8049, Santander US Capital Markets LLC, at +1 (212) 940-1442, Scotia Capital (USA) Inc., at +1 (833) 498 1660, SG Americas Securities, LLC, at +1 855 851 2108.

The following additional information of Chile and regarding the New Notes is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/19957/000110465923072353/tm2318446d1_18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465922011948/tm225317d1_sb.htm

sec.gov/Archives/edgar/data/19957/000110465923075020/tm2319570d1_424b3.htm

sec.gov/Archives/edgar/data/19957/000110465923075020/tm2319570d1_424b3.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465923075969/tm2319570d14_424b2.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465923075660/tm2319570d8_424b2.htm

Important Notice

This announcement is not an offer to exchange or a solicitation of an offer to sell the Eligible Notes. The Invitations are being made only by and pursuant to the terms of a prospectus to be filed with the SEC.

The distribution of materials relating to the New Notes Offerings and the Invitations, and the transactions contemplated by the New Notes Offerings and the Invitations, may be restricted by law in certain jurisdictions. Each of the New Notes Offerings and the Invitations is being made only in those jurisdictions where it is legal to do so. The New Notes Offerings and the Invitations are void in all jurisdictions where they are prohibited. If materials relating to the New Notes Offerings or the Invitations come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offerings and the Invitations do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offerings or the Invitations be made by a licensed broker or dealer and a dealer manager participating in the Invitations or any affiliate of any such dealer manager is a licensed broker or dealer in that jurisdiction, the New Notes Offerings or the Invitations, as the case may be, shall be deemed to be made by such dealer manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Invitations in accordance with the terms thereof are referred to as “holders.”

Stabilization/FCA

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been prepared and therefore any offering or selling of any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) an investor who is not a qualified investor as defined in Article 2 of the UK Prospectus Regulation, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling securities or otherwise making them available to retail investors in the UK has been prepared and therefore any offering or selling of securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The expression “UK Prospectus Regulation” means the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA.

Neither this communication is, nor any other offer material relating to the Invitations will be, made, and this communication has not been approved, by an authorized person for the purposes of section 21 of the FSMA. This announcement is for distribution only to persons who (a) are outside the United Kingdom; or (b) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (c) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

*      *      *

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.